As filed with the U.S. Securities and Exchange Commission on February 10, 2011
Registration No.  333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
___________________

FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________

Banco Santander (Brasil) SA
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer's name into English)

The Federative Republic of Brazil
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

1 Chase Manhattan Plaza, Floor 58, New York, NY, 10005-1401
Telephone (800) 990-1135
 (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________
Banco Santander, S.A.
New York Branch
45 E. 53rd Street
New York, New York 10022
Attn: James H. Bathon, Chief Legal Officer
(212) 350-3500
(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Scott A. Ziegler, Esq.	Nicholas A. Kronfeld, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, N.Y. 10017 Phone: (212) 450-4000

It is proposed that this filing become effective under Rule 466
☒ immediately upon filing ☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one unit of Banco Santander (Brasil) S.A.	500,000,000 American Depositary Shares	$0.05	$25,000,000	$2902.50

(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the form of Amendment No. 1 to Deposit Agreement filed as Exhibit (a)(2) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph and bottom of face of American Depositary Receipt

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (12)

	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)

	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)

	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)

	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)

	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of ADRs	Paragraph (3)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)

	(x)	Limitation upon the liability of the Depositary	Paragraph (14)

(3)	Fees and Charges		Paragraph (7)

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)
Statement that Banco Santander (Brasil) S.A. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly files certain reports with the Securities and Exchange Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Securities and Exchange Commission in Washington, D.C.
Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)(1)
Form of Deposit Agreement. Form of  Deposit Agreement dated as of           , 2009 among Banco Santander (Brasil) S.A., JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement").  Previously filed as Exhibit (a) to Registration Statement No. 333-162027 and incorporated herein by reference.

(a)(2)
Form of Amendment No. 1 to Deposit Agreement. Form of Amendment No. 1 to Deposit Agreement dated as of February  , 2011 among the Company, the Depositary and all holders from time to time of ADRs issued thereunder (the "Amendment"), including the Form of American Depositary Receipt, is filed herewith as Exhibit (a)(2).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

Item 4.  UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on February 10, 2011.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Gregory A. Levendis
Name: Title:	Gregory A. Levendis Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Banco Santander (Brasil) S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Brazil on February 10, 2011.

Banco Santander (Brasil) S.A.
By:	/s/ Fábio Colletti Barbosa
	Name:	Fábio Colletti Barbosa
	Title:	Vice Chairman and Chief Executive Officer

By:	/s/ Carlos Alberto López Galán
	Name:	Carlos Alberto López Galán
	Title:	Chief Financial Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Fábio Colletti Barbosa and Carlos Alberto López Galán to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on February 10, 2011.

Name	Title

/s/ Marcial Angel Portela Alvarez	Chairman
Marcial Angel Portela Alvarez

/s/ Fábio Colletti Barbosa	Vice Chairman and Chief Executive Officer
Fábio Colletti Barbosa	(principal executive officer)

/s/ Carlos Alberto López Galán	Chief Financial Officer
Carlos Alberto López Galán	(principal financial officer)

/s/ Soraya Oiano Cassiano Lucena de Oliveira	Superintendent
Soraya Oiano Cassiano Lucena de Oliveira	(principal accounting officer)

/s/ José Antonio Alvarez Alvarez	Director
José Antonio Alvarez Alvarez

/s/ José Manuel Tejón Borrajo	Director
José Manuel Tejón Borrajo

/s/ José de Menezes Berenguer Neto	Director
José de Menezes Berenguer Neto

/s/ José de Paiva Ferreira	Director
José de Paiva Ferreira

/s/ José Roberto Mendoça de Barros	Director
José Roberto Mendoça de Barros

Name	Title

/s/ Viviane Senna Lalli	Director
Viviane Senna Lalli

/s/ Celso Clemente Giacometti	Director
Celso Clemente Giacometti

/s/ James Bathon	Authorized Representative in the United States
James Bathon
Managing Director
Banco Santander, S.A., New York Branch

INDEX TO EXHIBITS

Exhibit Number

(a)(2)	Form of Amendment

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.

(e)	Rule 466 Certification